UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission file number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Exact name of Registrant as specified in its charter)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No ☒

EXPLANATORY NOTE

This Amendment No. 1 on Form 6-K/A (this “Form 6-K/A”) is an amendment to the Form 6-K of Global Blue Group Holding AG (the “Company”), filed on October 6, 2022 (the “Original Form 6-K”). Following the initial filing of the Original Form 6-K, the Company discovered that the body of the Original Form 6-K was inadvertently excluded from the submission. The Company is amending the Original Form 6-K to include the full report.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 6, 2022, Global Blue Group Holding AG issued a press release, attached as exhibit 99.1 to this Form 6-K/A, providing information regarding the continued recovery of Tax Free Shopping in Continental Europe, and Asia Pacific.

This report on Form 6-K/A and the exhibits hereto shall be deemed to be incorporated by reference into the registration statements on Form F-3 (No. 333-259200) and Form S-8 (No. 333-260108) of the Company and the prospectuses incorporated therein, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 7, 2022

GLOBAL BLUE GROUP HOLDING AG

By:         /s/ Jacques Stern
Name:         Jacques Stern
Title:         Chief Executive Officer

EXHIBIT INDEX

Exhibit number	Description
99.1	Press release regarding the continued recovery of Tax Free Shopping in Continental Europe, and Asia Pacific